UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549


FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934



SUN REPORTER, INC.
(Exact name of registrant as specified in its charter)


NOT APPLICABLE
(Former name of registrant)

Florida
(State of Incorporation)

65-0106255
(IRS Employer ID Number)


1109 North 21 Avenue
Suite 120
Hollywood, FL 33020
(Address of principal executive offices and zip code)

Securities to be registered pursuant to 12 (b) of the Act:
Title of each class to be so registered: Common Stock - Par Value $.0001 Name of each exchange on which each class to be registered: None

Securities to be registered pursuant to 12 (g) of the Act:
Title of each class to be so registered: Not applicable.
Name of each exchange on which each class to be registered: Not applicable.


Item 1. Business

General:

Sun Reporter, Inc., the "Registrant or the Company", is a Florida corporation which became public when its Registration Statement under the Securities
Act of 1933 filed with the Securities and Exchange Commission became effective on July 20, 1990 and closed on December 31, 1990.

The Company:

The company was engaged in the publication of a local newspaper business. In 1991, the company ceased doing business and has not engaged in any enterprises since that time. The company has not yet determined what form of business, if any, it will initiate after the completion of this Form 10.

The company ceased operations and has not functioned since the later part of 1991. The company has remained as a non-function non-trading public shell corporation with no assets. (See Item 13 "Financial Statements")

The company's executive offices are located at 1109 North 21 Avenue, Suite 120, Hollywood, Florida 33020 telephone (954) 923-6002.

General Information about Industry Segments:

The company, Sun Reporter, Inc. operated from January 15, 1988 to the middle of 1991 as a newspaper publisher. As of the date of the filing of this Form 10 the company is not engaged in any business nor has it determined what form of business it will operate after completion of this filing.

Narrative Description of Business:

The company has no business.

The registrant has no patents, trademarks, licenses, franchises nor concessions.

The company can not yet determine if the business it will engage in is seasonal or not, since they have yet to determine what type of business it will operate.

Since there has not been a determination of the type of business the company will operate, it can not be determined who its major competitors will be.

Presently the company employs no one other than its officers who receive no compensation. The number of persons to be employed in the future depends on what type of business the company will be engaged in.

ITEM 2:  FINANCIAL INFORMATION

Selected Financial Data:

								1997 		1998

Revenue							0		0

Expenses							0		0

Income (loss) before provision for (benefit
from) income taxes and extraordinary item		(0)		(0)

Provision for (benefit from income taxes)		0		0

Income (loss) before extraordinary item		0		0

Extraordinary item - tax benefit resulting
from utilization of net operating loss
carry forwards						0		0

Net income (loss)						($0)	  	($0)

Weighted average number of common
shares outstanding					0		0

Earnings per share: Income (loss) before
extraordinary item					0		0

Net income (loss)						($0)		($0)

Total assets						$0		$0

Net working capital (deficiency)			($0)		($0)

Long term obligations					0		0

Shareholders' equity					($0)		($0)

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations for the Period Ended:  December 31, 1998	None

Liquidity and Capital Resources for the Period Ended None

Seasonally and Inflation:	Not Applicable

ITEM 3 PROPERTY

The company neither owns nor rents any properties. The company is currently sharing space with Associates Investment Corp., which is the office space of Guy Galluccio, who is the Secretary/Treasurer of Sun Reporter, Inc. This office space is fully equipped with a computer, fax machine, copying machine, files and bookcase. The company has no written lease. The term of the oral lease is on a monthly bases at no cost to the company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table contains information as of the date of this Form 10 filing as to the beneficial ownership of shares of common stock of the company of each person who was the beneficial owner of five (5%) or more of the outstanding shares of the company.

Security ownership of certain beneficial owners:

			Name and Address	  Amount and Nature
Title of Class	of Beneficial Owner of Beneficial Owner Percent

Common Stock	Michael A. Dermer	  375,000   owner	    74.06%
			1109 N 21 Ave
			Suite 120
			Hollywood, FL 33020

Common Stock	Frank Freeman	   41,500	owner		8.20%
			11645 Biscayne Blvd.
			Suite 210
			Miami, FL 33181

The following table contains information as of the date of the Form 10 filing as to the beneficial ownership of shares of common stock of the company, as well as all persons as a group who are officers and directors of the company.

Security Ownership of Management:

			Name and Address	  Amount and Nature
Title of  Class	of Beneficial Owner of Beneficial Owner Percent

Common Stock	Frank Freeman	   41,500	owner		8.20%
			11645 Biscayne Blvd.
			Suite 210
			Miami, FL 33181

Common Stock	Guy A. Galluccio, Sr. 29,150 owner		5.76%
1109 N 21 Ave
			Suite 120
			Hollywood, FL 33020


ITEM  5. DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors:


Name              	Age		Position Held with Company

Guy A. Galluccio, Sr.	62		Director

Frank Freeman		74		Director

Brief biographies of the directors of the company are set forth below. Each director holds office until the next annual stockholders' meeting or until his death, resignation, retirement, removal, disqualification, or until his successor has been elected and qualified. Vacancies are filled by majority vote of the remaining directors.

Identification of Officers:

Name				Age		Position Held with Company

Guy A. Galluccio, Sr.	62		Secretary/Treasurer
Frank Freeman		74		President

Brief biographies of the officers of the company are set forth below. Officers of the company serve at the will of the Board of Directors. Presently the company has no employment contracts with its officers or directors.

Biographies:

GUY A. GALLUCCIO, SR. - Secretary, Treasurer and Director

In 1999, Mr. Galluccio became Secretary, Treasurer and a member of the Board of Directors of the company. His duties are the general administration of the books and records of the company and carrying out the polices established by the Board of Directors. In addition, since 1996 he has worked as a President and Director of Associates Investment Corporation and has conducted a business brokerage service for that company since its inception. From 1988 to 1996, Mr. Galluccio was the President and Director of Omni Financial Management, Inc., which was incorporated in 1988. Mr. Galluccio also conducted a business brokerage business for this entity. His duties with that company included the general management of the company.

Education: Mr. Galluccio's formal education was terminated when he graduated from Manhattan Aviation School in 1954.

Frank Freeman is presently the President and Chairman of the Board of Directors the company. His duties are the general administration of the company and carrying out the polices established by the Board of Directors. Mr. Freeman is a promoter of the company and organized the company. Mr. Freeman is a practicing attorney in the State of Florida and has been since 1948.

	Mr. Freeman has had extensive experience in the travel industry both as a travel agent and as an operations officer of various airlines. From 1973 to 1975 he was the Executive Vice-President of Quisqueyana Airlines, during that time he administered the jet operation of that company on its Miami, Santo Domingo, San Juan route and also on its charter operation in Africa (the
"HADJ"); Santo Domingo to New York charters and Santo Domingo to Montreal,
Canada charters. From 1976 to 1977, Mr. Freeman served as Vice-President of Bahamas World Airlines, Ltd. Between 1978 and 1983 Mr. Freeman was President and Chief Operating Officer of Southern Airlines, Inc., a United States commuter carrier. From 1979 to 1991 Mr. Freeman served as Vice-President of Sky Freight, Inc. This company only dealt with cargo.

	Mr. Freeman has also been an officer and director of various travel agencies. These include: from 1961 to 1964 Airways Travel of Miami Beach, Florida; from 1944 to 1968 Vice-President of All Season Travel Agency in Miami, Florida and London, England; from 1968 to 1972 Mr. Freeman served as President of Globetrotters Travel of Miami Beach, Florida and from 1972 to 1981 Mr. Freeman was President of Keystone Travel Agency in North Miami Beach, Florida.

Education: Mr. Freeman attended CCNY from 1940 to 1943, University of Miami, Coral Gables, Florida Law School from 1946 to 1948. He received his LLB in 1948.

ITEM 6.  EXECUTIVE COMPENSATION

None of the officers or directors have received any compensation for their services with the company to date nor will they receive any remuneration from the company for serving in these positions other than reimbursement for out-of-pocket expenses incurred on behalf of the company during the year ending December 31, 1999. Out of pocket expenses is defined as the moneys expended on behalf of the company while engaged in company business such as travel expenses and items purchased for the company. After that time, future salaries of the officers and directors will be set by the Board of Directors depending on the financial condition of the company. There are no arrangments or understandings pursuant to which they were or are to be selected as an officer or director of the company nor do any of the officers or directors serve as a nominee for another person.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No transactions have taken place during the last two years between the company and any of its officers, directors, any nominees for such offices or shareholders nor are there any proposed transactions.

Sale of Investment Stock:

Not applicable. There have been no such transactions.

ITEM 8.  LEGAL PROCEEDINGS

The company is not involved in any litigation nor does management know of any litigation involving the company, which may be filed in the future.

ITEM 9. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The company's current stock is not currently trading, but may do so upon the filing of this Form 10. The company believes there will be a market for the common stock of the company on the over-the-counter market.

The market for the company's common stock will depend upon the ultimate value of the business it may acquire. Should the business become profitably productive, management believes that a fair market price for the stock will develop. In the event the company's operations show a profit beyond the company's need for expansion capital it is the intention of management to declare quarterly cash dividends.

It should be noted that, since the company has not as yet started or required its business, the above is speculation on the part of management.

ITEM 10.  RECENT SALES OF UNREGISTERED STOCK.

See Item 7.


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The company has one class of stock authorized, i.e. 40,000,000 shares of common stock, par value $.0001.

Common Stock:

The authorized capital stock of the company consists of 40,000,000 shares of common stock of $.0001 par value per share and it is the only authorized class of stock of the company. The holders of the common stock have no pre-emptive,
conversion or subscription rights.  There are no sinking fund provisions.   The
shares of common stock are not repurchasable by the company or redeemable and are not subject to call. The said holders have equal right of participation in dividends (when, as and if declared by the Board of Directors) and in the event of liquidation, dissolution or winding up of the affairs of the company, are entitled to receive, according to the number of their respective shares, the assets, and funds of the company remaining after payment of its indebtedness. The common stock outstanding is validly issued, fully paid and non-assessable.

The voting rights of the common stock of the company are cumulative which means that each shareholder will have a number of votes equal to the number of shares he owns times the number of officers or directors to be chosen. The shareholder is allowed to concentrate the whole number of votes on one person or to distribute them as seems fit.

Owners of the shares being registered hereby should also be aware that the by-laws of the company provide that the shareholders of the majority of the outstanding shares may take any action required or permitted by the by-laws without prior notice and without a vote providing that they file a written consent setting forth the action so taken and that said majority have signed same.

No personal liability attaches to shareholders by reason of the ownership of such shares.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation, as amended, contains the following provisions with respect to indemnification of Directors and Officers:


There is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in this capacity as such, other than:

Article VIII of the Articles of Incorporation, states:

	"The corporation shall indemnify an officer or director or any former officer or director, to the full extent permitted by law."

Florida Statute 607.014 provides that where an officer, director, employee or agent of the corporation is sued by a third party for his actions or behalf of the corporation, the corporation may determine he is entitled to indemnification by the corporation including expenses and attorney's fees if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and with respect to any criminal action had no reasonable cause to believe his conduct to be in good faith and in the best interest of the corporation. Where the officer, director, employee, or agent is sued or threatened with suit by the corporation, the corporation may indemnify him if he acted in good faith and in a manner he believed to be in the best interest of the corporation, except where he is judged to be liable for negligence or misconduct in the performance of his duty to the corporation and only to the extent that the court shall determine that such person is fairly and reasonably enti he is entitled to such indemnity.

Florida Statute 607.271 provides that where a corporation has been involuntarily dissolved and then reinstated, the power of the corporation to indemnify its director, officer, or agents shall extend to actions taken during the periods of time between dissolution and reinstatement.

Insofar as indemnification by the company for liabilities arising under the Securities Act of 1933 may be permitted to indemnify directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See Financial Statements, Item 15, Page 11.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

There are none.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

Dates of Financial Statements:						Page

December 31, 1997 and 1998							11

Number 	  Exhibits
(3) 		Articles of Incorporation and By-Laws
(4) 	   	Instruments defining the rights of
	   	security holders, including indentures
 (7)	   	Opinion of attorney, re: liquidation preference
(9)		Voting Trust Agreement						None
(10)		Material Contracts						None
(11)		Statement re:  computation of per share earning		None
(12)		Statements re:  computation of rations			None
(14) 		Material foreign patents					None
(15) 		None
(22)		Subsidiaries of the registrant				None
(28)		Additional Information 						None

SIGNATURES

	Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

						SUN REPORTER, INC.


						By:___________/s/_________________
						   FRANK FREEMAN,	 President

Date:____________________________






SUN REPORTER, INC.
(A Development Stage Company)
Miami, Florida


Inception to December 31, 1998


Marvin B. Seidman, CPA
Certified Public Accountant
Miami, Florida


TABLE OF CONTENTS									PAGE


Independent Auditor's Report...................................... 3

Balance Sheet..................................................... 4

Statement of Income............................................... 5

Statement of Cash Flows............................................6

Statement of Stockholders' Equity..................................7

Notes to Financial Statements......................................8



Marvin B. Seidman, CPA
CERTIFIED PUBLIC ACCOUNTANT
8501 S.W. 29th Street
Miami, Florida 33155
(305) 221-8271


INDEPENDENT AUDITOR'S REPORT


To: The Board of Directors
    Sun Reporter, Inc.
    Miami, Florida

I have audited the accompanying balance sheet of Sun Reporter, Inc. (a development stage Company) since its inception to the period ending December 31, 1998, and the related statements of income, cash flows, and statement of stockholders' equity from inception. These financial statements are the responsibility of the management of Sun Reporter, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall
n.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun Reporter, Inc. as of December 31, 1998, and the results of its operations, cash flows, and statement of stockholders' equity since inception to the period then ended in conformity with generally accepted accounting principles.






Marvin B. Seidman, CPA

Certified Public Accountant

August 22, 1999


SUN REPORTER, INC.

BALANCE SHEET

As of Quarter Ending June 30, 1999

(UNAUDITED)




ASSETS

CURRENT ASSETS

Cash and Cash Equivalents					$   0
	Accounts Receivable					    0

	TOTAL CURRENT ASSETS:					$   0


TOTAL ASSETS							$   0

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

STOCKHOLDERS' EQUITY
	Common Stock - Par Value $.001; 10,000,000
Shares authorized; 506,300 issued and
Outstanding.							$   51

	Paid-in Capital in excess of par value          89,288

	Retained Earnings (Deficit accumulated
  from inception during Development Stage)		(89,339)

TOTAL STOCKHOLDERS' EQUITY					$     0

TOTAL LIABILITIES
   & STOCKHOLDER'S EQUITY	    				$     0



SUN REPORTER, INC.

STATEMENT OF INCOME

Inception to December 31, 1998


                                                              Cumulated
                                                                from
                                  1998           1997         Inception

REVENUE				$         0    $         0    $   20,000

OPERATING EXPENSES		$         0    $         0   	$  109,339

NET INCOME (LOSS)
  BEFORE TAXES			$         0    $         0    $ (89,339)

PROVISION FOR
  INCOME TAXES (Note 1) 	$         0    $         0	$    0

NET INCOME       			$         0    $         0    $ (89,339)

NET INCOME PER SHARE		$         0    $         0    $   (.525)

AVERAGE NUMBER OF
  SHARES OUTSTANDING		    506,300        503,000	 170,000


SUN REPORTER, INC.

STATEMENT OF CASH FLOWS

Inception to December 31, 1998


                                                              Cumulated
                                                              from
                                        1998        1997      Inception

Operating Activities:

NET INCOME		        	           $     0   $  0       ($89,339)


NET CASH - OPERATING ACTIVITIES:         $     0   $  0       ($89,339)



Financing Activities:

Net Proceeds - Issuance of
  new shares                		     $    0   $    0   	    $89,339

NET - FINANCING ACTIVITIES:              $    0   $    0        $89,339


NET INCREASE (DECREASE) IN CASH AND
	CASH EQUIVALENTS:                 $     0   $    0        $     0

CASH AND CASH EQUIVALENTS - BEGINNING   $     0   $    0        $     0

CASH AND CASH EQUIVALENTS - ENDING      $     0   $    0        $     0

SUN REPORTER, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

                  Common Stock  Additional Retained
                  Number       Paid In    Earnings
			of Shares    Amount      Capital    Deficit	Total

January 15, 1988
Date of Inception	0  		$    0      $     --    $     --   $   0

April, 1989
Issuance for Cash 4,500,000      450         32,489        --   32,939

Income (Loss)							   (2,550 (2,550)


Balance
December 31, 1988 4,500,000 $    450       $  32,489     (2,550)$30,389

Contributed Capital                                       2,600  32,989

Income (Loss)							  (19,243) (19,243)

Balance
December 31, 1989 4,500,000  $   450       $  35,089  $ (21,793) $13,746

Adjustments	     (4,410,000)    (441)            441           0       0

Balance
May 31, 1990		   90,000             35,530    (21,793)    13,746

Sale of Stock 11/26/90     16,300             53,798           0    53,800

Balance
November 30, 1990 	  106,300             89,328    (21,793)    67,546

Income                                                         0          0

Balance
December 31, 1990         106,300             89,328    (21,793)     67,546

Income (Loss)		                                (67,546)   (67,546)

Balance
December 31, 1991         106,300  $      11     89,328  $ (89,339) $       0

Stock Adjustment Issue    400,000         40        (40)         0          0

Balance
January 16, 1997          506,300         51     89,288    (89,339)         0

Income 1997                                                      0          0

Income 1998                                                      0          0

Balance
December 31, 1998         506,300  $      51  $  89,288  $ (89,339) $       0




SUN REPORTER, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 1998

NOTE 1  -  ORGANIZATION AND  OPERATION

	The accompanying financial statements have been prepared in accordance with generally accepted accounting principles.  In the opinion of the Company's management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the period from its inception, January 15,
1988 to December 31, 1998 have been made.

	The Company completed a public offering on November 26, 1990.

	No provision for income tax under GAAP because of loss carry forward which came about because it ceased operations in 1991 and wrote off its uncollectable receivables.

	The Company is still subject to FAS 7 as a Development Stage Company.


NOTE 2  -  NEW BUSINESS

	The Company on January 16, 1997 obtained a consulting firm to search for a new business with 400,000 shares issued in escrow to accomplish this task.  The
Company has no assets or liabilities at this time.









SUN REPORTER, INC.
(A Development Stage Company)
Miami, Florida

Quarter Ending March 31, 1999


Marvin B. Seidman, CPA
Certified Public Accountant
Miami, Florida







TABLE OF CONTENTS

											PAGE


Independent Auditor's Report.......................................	 3

Balance Sheet......................................................	 4

Statement of Income................................................	 5

Statement of Cash Flows............................................	 6

Statement of Stockholders' Equity..................................	 7

Notes to Financial Statements......................................      8


Marvin B. Seidman, CPA
CERTIFIED PUBLIC ACCOUNTANT
8501 S.W. 29th Street
Miami, Florida 33155
(305) 221-8271
















The Board of Directors
Sun Reporter, Inc.
11645 Biscayne Blvd., Suite 210
Miami, Florida 33181




	I have compiled the accompanying balance sheet of Sun Reporter, Inc. for the
Quarter Ending March 31, 1999, and the related statements of income, statement of stockholders' equity, and cash flow for the period then ended, in accordance with Statements on Standards for Accounting and Review Services
issued by the American Institute of Certified Public Accountants.

	A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.





/s/


MARVIN B. SEIDMAN, CPA

August 22, 1999
Miami, Florida

SUN REPORTER, INC.

BALANCE SHEET

As of Quarter Ending March 31, 1999

(UNAUDITED)


ASSETS

CURRENT ASSETS

Cash and Cash Equivalents					$           0
	Accounts Receivable						      0

	TOTAL CURRENT ASSETS:					$           0


TOTAL ASSETS							$	      0

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

STOCKHOLDERS' EQUITY
	Common Stock - Par Value $.001; 10,000,000
Shares authorized; 506,300 issued and
Outstanding.							$	     51

	Paid-in Capital in excess of par value                 89,288

	Retained Earnings (Deficit accumulated
  from inception during Development Stage)			(89,339)

TOTAL STOCKHOLDERS' EQUITY					$    		 0

TOTAL LIABILITIES
   & STOCKHOLDER'S EQUITY	    				$            0


SUN REPORTER, INC.

STATEMENT OF INCOME

Inception to December 31, 1998


                                                             Cumulated
                                                                from
                                                 1998         Inception

REVENUE				               $         0    $    20,000

OPERATING EXPENSES		               $         0    $   109,339

NET INCOME (LOSS) BEFORE TAXES	         $         0    $   (89,339)

PROVISION FOR
  INCOME TAXES (Note 1) 	               $         0	$	    0

NET INCOME       			               $         0    $   (89,339)

NET INCOME PER SHARE		               $         0    $     (.525)

AVERAGE NUMBER OF SHARES OUTSTANDING	       506,300	    170,000




STATEMENT OF CASH FLOWS
SUN REPORTER, INC.

As of Quarter Ending March 31, 1999

(UNAUDITED)





                                                                   Cumulated
                                                                      from
                                                                   Inception

Operating Activities:

NET INCOME		        	                       $        0   $  (89,339)

NET CASH - OPERATING ACTIVITIES:                     $        0   $  (89,339)



Financing Activities:

	Net Proceeds - Issuance of
  new shares                                   	     $        0   $   89,339

NET - FINANCING ACTIVITIES:                          $        0_  $   89,339


NET INCREASE (DECREASE) IN CASH AND
	CASH EQUIVALENTS:                              $        0   $        0

CASH AND CASH EQUIVALENTS - BEGINNING                $        0   $        0
CASH AND CASH EQUIVALENTS - ENDING                   $        0   $        0


SUN REPORTER, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
(UNAUDITED)

                             Common Stock      Additional Retained
                         Number                Paid In    Earnings
				of_Shares   Amount     Capital    Deficit.	Total

January 15, 1988
Date of Inception		        0  $       0  $     --   $     --   $       0

April, 1989
Issuance for Cash       4,500,000        450     32,489        --      32,939

Income (Loss)						 		(2,550)    (2,550)

Balance 12/31/88        4,500,000) $     450  $  32,489  $  (2,550) $  30,389

Contributed Capital                               2,600                32,989

Income (Loss)								 (19,243) (19,243)

Balance 12/31/89        4,500,000  $     450  $  35,089  $ (21,793) $  13,746

Adjustments		     (4,410,000) 	    (441) 		441  		0  	    0

Balance 5/31/90		   90,000          9     35,530    (21,793)    13,746

Sale of Stock 11/26/90     16,300  		 2  	 53,798  		0    53,800

Balance 11/30/90 	        106,300         11     89,328    (21,793)    67,546

Income                                                           0          0

Balance 12/31/90          106,300         11     89,328    (21,793)    67,546

Income (Loss)		         					(67,546)  (67,546)

Balance 12/31/91          106,300  $      11     89,328  $ (89,339) $       0

Stock Adjustment Issue    400,000         40        (40)         0          0

Balance 1/16/97           506,300         51     89,288    (89,339)         0

Income 1997                                                      0          0

Income 1998                                                      0          0

Balance 12/31/98          506,000         51     89,288    (89,339)         0

Income                                                           0          0

Balance 3/31/99           506,300  $      51  $  89,288  $ (89,339) $       0


SUN REPORTER, INC.

NOTES TO FINANCIAL STATEMENTS
March  31, 1999

(UNAUDITED)


NOTE 1  -  ORGANIZATION AND  OPERATION

	The accompanying financial statements have been prepared in accordance with generally accepted accounting principles.  In the opinion of the Company's management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the period from its inception, January 15,
1988 to March 31, 1999 have been made.

	The Company completed a public offering on November 26, 1990.

	No provision for income tax under GAAP because of loss carry forward which came about because it ceased operations in 1991 and wrote off its uncollectable receivables.

	The Company is still subject to FAS 7 as a Development Stage Company.


NOTE 2  -  NEW BUSINESS

	The Company on January 16, 1997 obtained a consulting firm to search for a new business with 400,000 shares issued in escrow to accomplish this task.  The
Company has no assets or liabilities at this time.

SUN REPORTER, INC.
(A Development Stage Company)
Miami, Florida


Quarter Ending June 30, 1999


Marvin B. Seidman, CPA
Certified Public Accountant
Miami, Florida


TABLE OF CONTENTS


												PAGE


Independent Auditor's Report.......................................	 3

Balance Sheet......................................................	 4

Statement of Income................................................	 5

Statement of Cash Flows............................................	 6

Statement of Stockholders' Equity..................................	 7

Notes to Financial Statements......................................      8


Marvin B. Seidman, CPA
CERTIFIED PUBLIC ACCOUNTANT
8501 S.W. 29th Street
Miami, Florida 33155
(305) 221-8271


The Board of Directors
Sun Reporter, Inc.
11645 Biscayne Blvd., Suite 210
Miami, Florida 33181


	I have compiled the accompanying balance sheet of Sun Reporter, Inc. for the
Quarter Ending June 30, 1999, and the related statements of income, statement of stockholders' equity, and cash flow for the period then ended, in accordance with Statements on Standards for Accounting and Review Services
issued by the American Institute of Certified Public Accountants.

	A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.



MARVIN B. SEIDMAN, CPA

August 22, 1999
Miami, Florida



SUN REPORTER, INC.

BALANCE SHEET

As of Quarter Ending June 30, 1999

(UNAUDITED)


ASSETS

CURRENT ASSETS

Cash and Cash Equivalents						$           0
	Accounts Receivable							      0

	TOTAL CURRENT ASSETS:						$           0


TOTAL ASSETS								$	      0

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

STOCKHOLDERS' EQUITY
	Common Stock - Par Value $.001; 10,000,000
Shares authorized; 506,300 issued and
Outstanding.								$	     51

	Paid-in Capital in excess of par value                       89,288

	Retained Earnings (Deficit accumulated
  from inception during Development Stage)				(89,339)

TOTAL STOCKHOLDERS' EQUITY						$ 	      0

TOTAL LIABILITIES
   & STOCKHOLDER'S EQUITY	    					$           0




SUN REPORTER, INC.

STATEMENT OF INCOME

As of Quarter Ending June 30, 1999

(UNAUDITED)

                                                              Cumulated
                                                                from
                                                              Inception

REVENUE				               $         0    $    20,000

OPERATING EXPENSES		               $         0    $   109,339

NET INCOME (LOSS) BEFORE TAXES	         $         0    $   (89,339)

PROVISION FOR
  INCOME TAXES (Note 1) 	               $         0	$	    0

NET INCOME       			               $         0    $   (89,339)

NET INCOME PER SHARE		               $         0    $     (.525)

AVERAGE NUMBER OF SHARES OUTSTANDING	       506,300	    170,000

SUN REPORTER, INC.

STATEMENT OF CASH FLOWS

As of Quarter Ending June 30, 1999

(UNAUDITED)


                                                      Cumulated
                                                      from
                                                      Inception

Operating Activities:

NET INCOME		                       $        0   $  (89,339)


NET CASH - OPERATING ACTIVITIES:         $        0   $  (89,339)

Financing Activities:

Net Proceeds - Issuance of
  new shares                     	 	$        0   $   89,339

NET - FINANCING ACTIVITIES                $        0   $   89,339


NET INCREASE (DECREASE) IN CASH AND
	CASH EQUIVALENTS:                  $        0   $        0

CASH AND CASH EQUIVALENTS - BEGINNING    $        0   $        0

CASH AND CASH EQUIVALENTS - ENDING       $        0_  $        0_
SUN REPORTER, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
(UNAUDITED)
                          Common Stock        Additional  Retained
                         Number                Paid In    Earnings
				Of Shares   Amount     Capital    Deficit 	Total

January 15, 1988
Date of Inception		        0  $       0  $     --   $     --   $       0

April, 1989
Issuance for Cash       4,500,000        450     32,489       --        32,939

Income (Loss)		_________  _________  _________     (2,550)     (2,550)

Balance 12/31/88        4,500,000) $     450  $  32,489  $  (2,550) $   30,389

Contributed Capital                               2,600                 32,989

Income (Loss)		 						(19,243)   (19,243)

Balance 12/31/89        4,500,000  $     450  $  35,089  $ (21,793) $   13,746
Adjustments		     (4,410,000) 	    (441) 	    441  		0  	     0

Balance 5/31/90		   90,000          9     35,530    (21,793)     13,746

Sale of Stock 11/26/90     16,300  		 2     53,798           0     53,800

Balance 11/30/90 	        106,300         11     89,328    (21,793)     67,546

Income                                         		            0          0

Balance 12/31/90 		  106,300         11     89,328    (21,793)     67,546

Income (Loss)								(67,546)   (67,546)

Balance 12/31/91   	  106,300  $      11     89,328  $ (89,339) $       0

Stock Adjustment Issue    400,000         40        (40)         0          0

Balance 1/16/97           506,300         51     89,288    (89,339)         0

Income 1997                                                      0          0

Income 1998                                                      0          0

Balance 12/31/98          506,000         51     89,288    (89,339)         0

Income                                                           0          0

Balance 3/31/99           506,000         51     89,288    (89,339)         0

Income                                                           0          0

Balance 6/30/99           506,300  $      51  $  89,288  $ (89,339) $       0



SUN REPORTER, INC.

NOTES TO FINANCIAL STATEMENTS
June  30, 1999


(UNAUDITED)


NOTE 1  -  ORGANIZATION AND  OPERATION

	The accompanying financial statements have been prepared in accordance with generally accepted accounting principles.  In the opinion of the Company's management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the period from its inception, January 15,
1988 to June 30, 1999 have been made.

	The Company completed a public offering on November 26, 1990.

	No provision for income tax under GAAP because of loss carry forward which came about because it ceased operations in 1991 and wrote off its uncollectable receivables.

	The Company is still subject to FAS 7 as a Development Stage Company.


NOTE 2  -  NEW BUSINESS

	The Company on January 16, 1997 obtained a consulting firm to search for a new business with 400,000 shares issued in escrow to accomplish this task.  The
Company has no assets or liabilities at this time.